# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NaaS Technology Inc., CIK 0001712178
CUSIP: 62955X409
Title of class of securities: Class A ordinary shares, par value $ 0.000001 per share
Address of issuer's principal executive offices: Newlink Center, Area G, Bldg 7, Huitong, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China (F4), 100024
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002129739

## Reporting persons
- Comane International Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 6,243,715,800; shared voting power 0; sole dispositive power 6,243,715,800; shared dispositive power 0; aggregate amount beneficially owned 6,243,715,800 (16.2% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents (i) 2,900,000,000 Class A ordinary shares held by Comane International Group Ltd., (ii) 2,900,000,000 Class A ordinary shares issuable upon exercise of the warrants issued to Comane International Group Ltd. pursuant to a share subscription agreement dated March 6, 2026 (the "2026 Warrants"), and (iii) 443,715,200 Class A ordinary shares, in the form of 138,661 American Depositary Shares ("ADSs") issuable upon exercise of the warrants issued to Comane International Group Ltd. pursuant to a securities purchase agreement dated March 31, 2025, as supplemented and modified by certain warrant amendments dated March 6, 2026 (the "2025 Warrants").
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 38,560,642,687 ordinary shares issued and outstanding of the Issuer as of March 31, 2026 as a single class, including (i) 37,253,094,915 Class A ordinary shares, (ii) 195,969,844 Class B ordinary shares, and (iii) 1,111,577,928 Class C ordinary shares, as learned from the Issuer, which excludes Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of the Issuer's ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's stock incentive plans. Class D ordinary shares of the Issuer are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.
- Bin Wu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,243,715,800; shared voting power 0; sole dispositive power 6,243,715,800; shared dispositive power 0; aggregate amount beneficially owned 6,243,715,800 (16.2% of the class)
  Comment: (1) For rows 5, 7 and 9: Represents (i) 2,900,000,000 Class A ordinary shares held by Comane International Group Ltd., (ii) 2,900,000,000 Class A ordinary shares issuable upon exercise of the 2026 Warrants issued to Comane International Group Ltd., and (iii) 443,715,200 Class A ordinary shares, in the form of 138,661 ADSs issuable upon exercise of the 2025 Warrants issued to Comane International Group Ltd. Comane International Group Ltd. is wholly owned by Bin Wu.
  
  (2) For row 11: The ownership percentage of the Reporting Person is calculated based on 38,560,642,687 ordinary shares issued and outstanding of the Issuer as of March 31, 2026 as a single class, including (i) 37,253,094,915 Class A ordinary shares, (ii) 195,969,844 Class B ordinary shares, and (iii) 1,111,577,928 Class C ordinary shares, as learned from the Issuer, which excludes Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of the Issuer's ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's stock incentive plans. Class D ordinary shares of the Issuer are not convertible into any ADSs representing the Issuer's Class A ordinary shares or the Class A ordinary shares issued by the Issuer, being the class registrable under the Exchange Act.

## Item 1. Issuer
Name of issuer: NaaS Technology Inc.
Address of issuer's principal executive offices: Newlink Center, Area G, Bldg 7, Huitong Times Square, 1 Yaojiayuan S RD Chaoyang, Beijing, 100024, PRC

## Item 2. Person Filing
Name of person filing:
Each of the followings is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) Comane International Group Ltd.

(2) Bin Wu
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.
Citizenship:
(1) Comane International Group Ltd.: British Virgin Islands

(2) Bin Wu: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Comane International Group Ltd.: /s/ Bin Wu, Bin Wu/Director (05/13/2026)
- Bin Wu: /s/ Bin Wu, Bin Wu (05/13/2026)